Filed pursuant to Rule 424(b)(3)
Registration No. 333-291821

Prospectus Supplement No. 7
(To Prospectus dated March 13, 2026)

This prospectus supplement updates, amends and supplements the prospectus, dated March 13, 2026 (the “Prospectus”), which forms part of our Registration Statement on Form S-1 (Registration No. 333-291821) relating to up to 9,103,796 shares of our common stock, par value $0.0001 per share (“Common Stock”), which may be offered for sale by the selling stockholders identified under the heading “Selling Stockholders” in the Prospectus. This prospectus supplement is being filed to update, amend and supplement the information contained in the Prospectus with information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2026 (the “Current Report”).  Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Investing in our securities involves a high degree of risk. See the section titled “Risk Factors” in the Prospectus and in the documents incorporated by reference in the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be offered pursuant to the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 21, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2026

Anteris Technologies Global Corp.
(Exact name of registrant as specified in its charter)

Delaware	001-42437	99-1407174
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Toowong Tower, Level 3, Suite 302 9 Sherwood Road Toowong, QLD Australia	4066
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +61 7 3152 3200

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	AVR	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Contingent Grant of Nonqualified Stock Options to Wayne Paterson and David St Denis

On September 12, 2026, Anteris Technologies Global Corp. (the “Company”) approved a contingent grant of 1,200,000 nonqualified employee stock options for Wayne Paterson (the “Paterson Option Grant”), and 414,000 nonqualified employee stock options for David St Denis (the “St Denis Option Grant”, and together with the Paterson Option Grant, the “Contingent Option Grants”), in each case with a grant date of September 13, 2026, an exercise price equal to the fair market value of a share of the Company’s common stock on the grant date, and an expiration date of September 13, 2036.  On September 12, 2026, the Company also approved award agreements under the Anteris Technologies Global Corp. Equity Incentive Plan (the “Equity Plan”) for purposes effectuating the Contingent Option Grants (such agreements, the “Option Agreements”).  The Contingent Option Grants will be subject at all times to the terms of the applicable Option Agreement and the Equity Plan, including the clawback and forfeiture provisions thereof, and any other clawback or forfeiture policies adopted by the Company from time to time.  The effectiveness of the Contingent Option Grants is contingent on and subject to stockholder approval.

Pursuant to the Option Agreements, each Contingent Option Grant will generally vest and become exercisable in substantially equal installments on each of the first four anniversaries of the grant date, in each case subject to the holder remaining in the continuous employment of the Company or its subsidiaries.

Pursuant to the Option Agreements, if the holder’s employment terminates due to death or permanent disability during the vesting period, the holder’s Contingent Option Grant will vest in full.  With respect to the Paterson Option Grant, if Mr. Paterson’s employment is terminated by the Company without “cause” or by Mr. Paterson for “good reason” (in each case as defined in Mr. Paterson’s Option Agreement) during the vesting period, the Paterson Option Grant will vest on a pro-rata basis based on the number of days that have elapsed since the grant date until the date of such termination.  With respect to the St Denis Option Grant, if Mr. St Denis’ employment terminates for any reason other than death or disability during the vesting period, any portion of the St Denis Option Grant that is then unvested would be forfeited.

In the event of a change in control during the vesting period: (i) if the Contingent Option Grant is replaced or continued by the resulting entity, but the holder is terminated without cause or resigns for good reason during the 24-month period following such change in control, the Contingent Option Grant would fully vest; and (ii) if the Contingent Option Grant is not replaced or continued by the resulting entity, the Contingent Option Grant would fully vest in connection with such change in control.

Contingent Grant of Performance-Based Restricted Stock Units to Wayne Paterson and David St Denis

On September 12, 2026, the Company approved a one-time, contingent grant of 800,000 performance-based restricted stock units (“PSUs”) for Wayne Paterson (the “Paterson PSU Grant”) and 485,000 PSUs for David St Denis (the “St Denis PSU Grant”, and together with the Paterson PSU Grant, the “PSU Grants”), in each case with a grant date of September 13, 2026.  On September 12, 2026, the Company also approved a form award agreement for purposes effectuating the PSU Grants (the “Form PSU Agreement”).  The PSU Grants will be subject at all times to the terms of the Form PSU Agreement and the Equity Plan, including the clawback and forfeiture provisions thereof, and any other clawback or forfeiture policies adopted by the Company from time to time.  The effectiveness of the PSU Grants is contingent on and subject to stockholder approval.

Pursuant to the Form PSU Agreement, the PSUs will generally vest based upon the achievement of applicable stock price performance hurdles during a five-year performance period beginning on the grant date, subject to the holder remaining in the continuous employment of the Company or its subsidiaries during such time.  In general, 30% of each PSU Grant will vest if the Company’s volume weighted average stock price over any 60-trading day period during the performance period (“VWAP”) is at least $21.50, an additional 30% will vest if the VWAP is at least $41.00, and the remaining 40% will vest if the VWAP is at least $61.50.

If the holder’s employment terminates due to death or permanent disability during the performance period, and provided that the minimum stock price hurdle has been met, any then-outstanding PSUs would vest as of the date of such termination, based on the volume weighted average price of the Company’s Common Stock over the 60 trading days ending on the date of termination, and using linear interpolation between stock price hurdles.  In the event of a change in control during the vesting period, to the extent that the minimum stock price hurdle has been met, any then-outstanding PSUs will vest based on the applicable change in control price (determined in accordance with the terms of the Form PSU Agreement and the Equity Plan), using linear interpolation between stock price hurdles.  In the event of a termination for any other reason, any PSUs that have not yet vested would be forfeited.

Pursuant to the Form PSU Agreement, during the performance period, Messrs. Paterson and St Denis will be entitled to receive dividend equivalents credited in the form of additional PSUs (which will vest or be forfeited on the same basis as the PSUs to which they relate), to the extent cash dividends are paid to the Company’s stockholders generally.

Grant of Nonqualified Stock Options to Matthew McDonnell

On September 12, 2026, the Company approved and authorized a grant of nonqualified employee stock options (right to buy CHESS Depositary Interests (“CDIs”)) for Matthew McDonnell (the “McDonnell Option Grant”), with a target value of $500,000, a grant date of September 13, 2026, an exercise price equal to the fair market value of a CDI on the grant date, and an expiration date of September 13, 2036.  On September 12, 2026, the Company also approved a form award agreement for Australian-resident employees (the “Form Australian Option Agreement”) for purposes of effectuating the McDonnell Option Grant.  The McDonnell Option Grant will be subject at all times to the terms of the Form Australian Option Agreement and the Equity Plan, including the clawback and forfeiture provisions thereof, and any other clawback or forfeiture policies adopted by the Company from time to time.

Pursuant to the Form Australian Option Agreement, the CDIs subject to the McDonnell Option Grant will generally vest and become exercisable in substantially equal installments on each of the first three anniversaries of the grant date, in each case subject to Mr. McDonnell remaining in the continuous employment of the Company or its subsidiaries.  Pursuant to the Form Australian Option Agreement, if Mr. McDonnell’s employment terminates due to death or permanent disability during the vesting period, the McDonnell Option Grant will vest in full.  If his employment terminates for any other reason, any portion of the McDonnell Option Grant that has not yet vested will be forfeited.

If a change in control occurs during the vesting period: (i) if the McDonnell Option Grant is replaced by the resulting entity, but Mr. McDonnell is terminated without cause during the 24-month period following such change in control, the McDonnell Option Grant would fully vest; and (ii) if the McDonnell Option Grant is not replaced or continued by the resulting entity, the McDonnell Option Grant would fully vest in connection with such change in control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Anteris Technologies Global Corp.

Date: September 17, 2026	By:	/s/ Wayne Paterson
Name: Wayne Paterson
Title: Vice Chairman and Chief Executive Officer